UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          INSPIRE PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    457733103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 16, 2007
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------                                            -----------------
CUSIP No. 457733103                                            Page 2 of 8 Pages
-------------------                                            -----------------

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Bridger Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,129,800
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,129,800
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,129,800
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.04%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                            -----------------
CUSIP No. 457733103                                            Page 3 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Roberto Mignone
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,129,800
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,129,800
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,129,800
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.04%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

Item 1(a).        Name of Issuer: Inspire Pharmaceuticals, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4222 Emperor Boulevard, Suite 200, Durham, North Carolina, 27703, United States

Item 2(a, b, c).  Name  of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  Bridger Management, LLC, a Delaware limited liability company and
                  Mr. Roberto Mignone ("Mr. Mignone"), each having offices at 101 Park Avenue - 48th Floor, New York, NY 10178. Mr. Mignone is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).        CUSIP Number:  457733103

Item 3.           Not Applicable.

Item 4.           Ownership.

                  1.    Bridger Management, LLC:

                        (a)   Amount beneficially owned: 2,129,800 shares.

                        (b) Percent of class: 5.04%. The percentage of Common Stock reported as beneficially owned is based upon 42,238,355 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or to direct the vote: 0

                              (ii)  Shared  power to vote or to direct the vote:
                                    2,129,800 shares

                              (iii) Sole  power  to  dispose  or to  direct  the
                                    disposition of: 0

                              (iv) Shared power to dispose or to direct the disposition of: 2,129,800 shares.

                                                               Page 5 of 8 Pages

                  2.    Roberto Mignone

                        (a)   Amount beneficially owned: 2,129,800 shares.

                        (b) Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 5.04%

                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or to direct the vote: 0

                              (ii)  Shared  power to vote or to direct the vote:
                                    2,129,800 shares

                              (iii) Sole  power  to  dispose  or to  direct  the
                                    disposition of: 0

                              (iv) Shared power to dispose or to direct the disposition of: 2,129,800 shares.

The Common Stock reported herein is beneficially owned as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC. Mr. Mignone is the managing member of Bridger Management, LLC.

Item 5.           Ownership of Five Percent or less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  The Common Stock reported herein is held by certain accounts managed by Bridger Management, LLC. No such interest relates to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

                                                               Page 6 of 8 Pages

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [Signature Page Follows:]

                                                               Page 7 of 8 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 26, 2007

                                        BRIDGER MANAGEMENT LLC

                                        By: /s/ Roberto Mignone
                                            ------------------------------------
                                        Roberto Mignone, Managing Member



                                        /s/ Roberto Mignone
                                        ----------------------------------------
                                        Roberto Mignone, Individually

                                                               Page 8 of 8 Pages

Exhibit 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 26, 2007

                                        By: /s/ Roberto Mignone
                                           -------------------------------------

                                        Roberto Mignone, individually and
                                        as the managing member of Bridger
                                        Management, LLC